Mail Stop 4561

December 19, 2007

Ms. Ellen M. Litteral
Chief Financial Officer and Treasurer
First BancTrust Corporation
101 South Central Ave.
Paris, IL 61944

> **Re:** **First BancTrust Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2007, June 30, 2007, and September 30, 2007**
> **File No. 000-32535**

Dear Ms. Litteral:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In one of our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006:

Exhibit 13 – 2006 Annual Report to Stockholders

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 43

1.   Please amend your Form 10-K to include a signed report from your independent accounting firm as required by Rule 2-02(a) of Regulation S-X.

2.   Please ensure that you file the entire text of the amended Item 8 in your Form 10-K amendment. In addition, file updated officer certifications.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Stock Options, page 57

3.   We note your disclosure that during December 2005 the company accelerated the vesting of 182,504 options and that no compensation expense was recognized. Please provide us with your analysis describing how you determined that you did not need to recognize compensation expense due to the acceleration. Refer to paragraph 51 of SFAS 123R.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief